ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
September 14, 2005
Dear Accenture SCA Class I Shareholder,
      Enclosed please find materials relating to Accenture SCA’s offer to redeem, and Accenture International SARL’s offer to purchase, Class I common shares of Accenture SCA for cash. We are offering to acquire up to an aggregate of 37,209,302 Class I common shares at a price per share that is not greater than $21.50 nor less than $19.00.
      The offer uses a “Modified Dutch Auction” procedure in which shareholders select prices (within the price range for the offer) at which they will tender some or all of their shares. Upon the expiration of the offer, we will analyze the tenders and select the single lowest price specified by tendering shareholders that will enable us to redeem and purchase an aggregate of 37,209,302 Class I common shares or such fewer number of shares as are validly tendered and not withdrawn at a price within the range. Subject to the terms and conditions of the offer, including any proration provisions, all shares validly tendered and not withdrawn at or below the final tender offer price determined by us will be acquired at that price.
      We have temporarily waived the share transfer restrictions that are contained in Accenture SCA’s Articles of Association solely to permit all shareholders to have the opportunity to participate in the offer. Those share transfer restrictions are more fully described on pages 22-24 of the enclosed tender offer. Please note, however, that you may be subject to share ownership requirements or other limitations under your employment arrangements with Accenture that may affect your ability to participate in the offer. In addition, Accenture SCA’s Articles of Association will continue to prohibit holders from redeeming their Class I common shares outside of the offer during the pendency of the offer and the ten business day period thereafter.
      In establishing the price range for the offer, we considered, among other things, the trading price of Accenture Ltd Class A common shares as of September 12, 2005, two days prior to commencement of the offer, and the transfer restrictions that are applicable to certain holders of the shares.
      If you decide to participate in the offer, you must choose whether to have your shares redeemed by Accenture SCA or purchased by Accenture International SARL. Please note that this choice can result in different tax consequences, depending upon your tax jurisdiction. We strongly urge you to consult your tax advisor if you decide to participate.
      If you wish to tender shares in the offer, you must fill out and sign the enclosed master signature page and deliver it to Colbent Corporation, who is acting as the Tender Agent for the offer, by no later than 12:00 midnight, New York City Time, on Thursday, October 13, 2005, unless we extend the offer, in which case your master signature page will need to be received by the expiration date of the offer as extended.
      Your master signature page must be delivered in accordance with the accompanying shareholder instructions. These instructions permit you to complete, execute and deliver your master signature page electronically through the Tender Agent’s website or to complete and return a manually executed copy of the accompanying master signature page to the Tender Agent by express delivery, mail or hand delivery at the address set forth on the back cover of the tender offer. Please note that a master signature page that is sent by facsimile will not be considered validly delivered.
      Whether you execute and deliver the master signature page in hard copy or electronically, you must provide the following information:

1. Number of Shares Tendered and Price at Which Tendered. You can choose to tender some or all of your shares at the tender offer price that we determine after the expiration of the offer. Alternatively, you can choose a tender offer price within the price range for some or all of your shares.

You can select different prices for separate portions of your shares, but you may not tender more than the shares you own.

2. Redemption or Purchase. As discussed above, you must also choose whether you would like to have your shares redeemed by Accenture SCA or purchased by Accenture International SARL.

3. Payment Instructions. You must choose whether to have payment for any shares redeemed or purchased in the offer transmitted to you by wire transfer or check. Please note that we will only pay for shares redeemed or purchased in U.S. dollars.

4. Signature. If you choose to execute and deliver your master signature page electronically, you must insert the password that you receive from the Tender Agent (as described on page 4 of the accompanying shareholder instructions) when submitting your master signature page. If you decide to return the enclosed copy of the master signature page, you must manually sign the form. Please note that if you do so and are a resident of Australia, two witnesses must also manually sign your master signature page, attesting to your signature.

      If you tender shares in the offer, but later wish to revise any part of your tender, including withdrawing any or all of your shares from the offer, you will need to deliver to the Tender Agent a revised master signature page before the offer expires.
      This letter is only a brief description of the offer. You should carefully read the enclosed tender offer and the accompanying shareholder instructions and master signature page because the information in this letter is not complete and there is additional important information in those documents. In addition, the terms of the offer and the manner in which it is being conducted are significantly different from the terms of previous tender offers that we have made for Class I common shares and the manner in which we conducted those offers. Please read these documents in their entirety.
      If you have any questions or need any assistance in executing your master signature page, please call Innisfree M&A Incorporated, who is acting as the Information Agent for the offer. Callers from the United States may call Innisfree M&A Incorporated toll free at +1 (877) 750-9501. International callers should call +1 (212) 337-6921.